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                              November 29, 2022

       Pablo Brizzio
       Chief Financial Officer
       Ternium S.A.
       26 Boulevard Royal     4th floor
       L-2449 Luxembourg

                                                        Re: Ternium S.A.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Form 6-K furnished
April 27, 2022
                                                            Response Dated
November 2, 2022
                                                            File No. 1-32734

       Dear Pablo Brizzio:

              We have reviewed your November 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 2, 2022 letter.

       Response letter dated November 2, 2022

       Note 4. Segment Information, page F-40

   1. We note from your response to comment 3 that your CODM reviews the Commercial and
                                                        Industrial Performance
Report on a monthly basis, which includes financial information or
                                                        Mexico, the Southern
Region, Brazil and Other Markets business units. We continue to have concerns about
your identification of your operating segments. Tell us in detail why these business units do
not meet the operating segment characteristics described in IFRS 8 paragraph 5.
Specifically address in your response how you considered whether this business unit financial
information represents operating results that are regularly reviewed by your CODM to make
decisions about resources to be allocated to each business unit and assess its
performance.
 Pablo Brizzio
FirstName  LastNamePablo Brizzio
Ternium S.A.
Comapany 29,
November   NameTernium
              2022       S.A.
November
Page 2    29, 2022 Page 2
FirstName LastName
2.       We note your response to our comment number 1. You state    upon
further reflection and
         discussions with the Staff, the Company believes that it is more appropriate to state that
         the Company only has two operating segments   Mining and Steel, and
that its regional
         operations do not qualify as operating segments under IFRS 8.
Expand your response to
         walk us through the material factors you considered in this apparent change to your identified operating segments. As part of your response, tell us why the previous disclosure differs from your current view. We further note the staff did not provide guidance on what would constitute the appropriate operating segments, based on your facts and circumstances, during our discussions.
3.       We note from your proposed revisions to your segment footnote on page
2 of your
         response, that the CEO holds monthly meetings in which operating and financial performance information is reviewed, including financial information that differs from
         IFRS (with certain differences listed). However, the table below this narrative in your response appears to be consistent with the IFRS financial statements for the totals presented. Resolve this inconsistency for us.
4. We note the organization chart provided in your response to our comment number 2. As previously requested, identify and describe the role of each of your segment managers.
         Refer to IFRS 8 paragraph 9. Also, explain to us the role of the Global Planning Direction and how that position may interact with the Area Managers
5.       In your response to comment number 2 you state    The CODM evaluates
the operations
         and performance of the Steel business as a whole, using operating income as the key performance measure. In addition, decision-making is carried out with respect to
         Ternium   s Steel business in all markets in the aggregate.    Provide
us more detail as to
         how the CODM allocates resources to the business and assesses its performance, including the nature of decisions made by the CODM as they relate to any of the geographic regions. Also, as previously requested, identify for us the key operating decisions necessary to run the business and identify for us who makes those decisions.
6. In the same response, you describe the budget, which is prepared by the Global Planning
         Direction and presented to the CEO. The CEO meets with those responsible for each
         department/direction and makes    observations, determines any
required amendments
         prior to approval. To help us better understand your response, identify the individuals involved at each level of the budget process from the beginning to final approval, and the nature of their involvement. As part of your response, explain the role of the Area
         Managers and Global Planning Direction in budgeting, and how budgets for sales and costs of each region are developed.
7. We note your response to comment #2 relating to compensation. Clearly indicate if any
         of the Area Managers or segment manager   s compensation is based on
financial metrics
         calculated below a consolidated level, and if so, what those metrics are.
8. In your response to comment 3, you identified the Steel profit center regional detailed table as one of the two main schedules of the Commercial and Industrial Performance
 Pablo Brizzio
Ternium S.A.
November 29, 2022
Page 3
         Report. Explain to us the purpose of this schedule and how each of the Business Units
         commercial results and Production Units    results are used by the
CODM, including the
         use of any budget to actual information. Also expand further on your statement that this table does not have a unit of measurement for purposes of allocating resources and evaluating performance.
9.       We further note you disclose that the    CODM receives from time to
time a variety of
         financial and non-financial reports and reviews certain information by geographic region to assess the industrial and commercial performance in the different
areas.    Explain to us
         the nature of the information included in these reports, if different from that included in the response, the frequency with which they are received, and explain to us how these reports are used to assess performance but are not used to determine how to allocate resources.
10. We note your response that the Steel profit center regional detailed table includes only sales to external customers for the geographic regions in the Steel segment. Explain why this table does not include intercompany transaction. Additionally, tell us if any intercompany sales information is provided to the CODM and if so tell us how he uses that information.
      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNamePablo Brizzio                               Sincerely,
Comapany NameTernium S.A.
                                                              Division of
Corporation Finance
November 29, 2022 Page 3                                      Office of
Manufacturing
FirstName LastName